Mail Stop 4561
									March 31, 2006

Mr. Michael T. Everett
Chief Financial Officer
Webex Communications, Inc.
3979 Freedom Circle
Santa Clara, CA    95054

      Re:	Webex Communications, Inc.
		Form 10-K for the year ended December 31, 2005
		Filed March 15, 2006
      File No. 000-30849

Dear Mr. Everett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.










Form 10-K for the year ended December 31, 2005

Note 1 - Organization and Summary of Significant Accounting
Policies

Litigation

1. You disclose that Raindance filed a complaint against your company on October 14, 2005 for patent infringement. In accordance with SFAS
5, please tell us if an unfavorable outcome is probable, reasonably possible, or remote. See paragraphs 8-10 of SFAS 5.

Note 10 - Commitments and Contingencies

2. You disclose that one state and one city have indicated that they intend to audit you in connection with potential sales tax liability.
You also disclose that if the tax authorities assert that you are obligated to collect such taxes and remit them to the authorities in the future, your financial statements will not be materially affected. However, you also note that it is possible that the tax authorities may cause you to pay back taxes, related interest, and/or related penalties and that you believe that you have taken an appropriate reserve for these potential liabilities. Please tell us the amount of the reserve that you have recorded and whether you believe that an unfavorable outcome for your company is probable, possible, or remote as required by paragraphs 8-10 of SFAS 5. Additionally, please tell us if it is possible to estimate a range of loss that might be incurred in addition to the already recorded reserve, and if so, please tell us this range.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Daniel Gordon
Branch Chief



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Mr. Michael T. Everett
Webex Communications, Inc.
March 31, 2006
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